FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15b – 16 of

The Securities Exchange Act of 1934

For the month of December, 2003

Indo-Pacific Energy Ltd.

(Translation of registrant’s name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.

(Registrant)

Date: December 17, 2003

/s/ David Bennett

(Signature)

David Bennett

(Name)

CEO

(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about December 16, 2003

Item 3. Press Release

December 16, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific Energy Announces Successful Capital Raising

Wellington, New Zealand – December 16, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) Indo-Pacific Energy Ltd today announced the successful completion of its New Zealand capital raising. McDouall Stuart Securities Limited, the lead Manager and organising NZX firm, has advised that the issue was oversubscribed with strong demand from both private and institutional investors.

Item 5. Full Description of Material Change

Indo-Pacific Energy Announces Successful Capital Raising

Wellington, New Zealand – December 16, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) Indo-Pacific Energy Ltd today announced the successful completion of its New Zealand capital raising. McDouall Stuart Securities Limited, the lead Manager and organising NZX firm, has advised that the issue was oversubscribed with strong demand from both private and institutional investors.

The company raised approximately US$5.1million (NZ$8 million) offering 4 million shares at the issue price of NZ$2.00 per share. In addition, for every two shares offered, investors will receive one warrant, exercisable at a price of NZ$2.10 at any time up to one year after issue.

Chairman David Newman said “The level of investor interest is a vote of confidence in the company’s upcoming onshore Taranaki drilling and production programme. We are pleased to welcome New Zealand investors to our company and look forward to implementing the coming year’s activities.”

Indo-Pacific has identified a two year timeframe for drilling up to 10 wells, expected to include at least four wells in the first year and up to six wells in year two. The company expects to have an average 30 per cent participation in each well.

The company anticipates it will begin trading on the New Zealand Stock Market (NZSX) in early January, 2004 following listing on the Toronto Venture Exchange (TSXV). The TSXV listing has been delayed until after a special shareholders meeting on 31 December 2003, where the company will change its name to ‘Austral Pacific Energy Ltd’. The name change is necessary in order to eliminate an existing confusion with a similarly named Canadian company.

Approximately 500 New Zealand private investors and three institutions participated in the capital raising. They will join Indo-Pacific’s current shareholders, who number around 7000 and are mainly based in North America. The allotment of securities will occur after Indo-Pacific lists on the TSXV and the company will be writing to acknowledge receipt of applications to all applicants this week.

“The company is now well-funded to carry out its exploration programme,” Mr Newman said. “We are confident of our abilities as a proven oil and gas exploration company, and look forward to delivering value to our current and new investors over the coming years.”

This is not an offer of securities for sale in the United States. Neither the prospectus offering nor the convertible notes will be registered under the United States Securities Act of 1933 and, in the absence of such registration or an applicable exemption, may not be offered or sold in the United States. The securities sold under both offerings will be subject to a minimum four month resale restriction in Canada and a minimum 40 day resale restriction in the United States for the prospectus units and one year for the note units.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 16, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Energy Announces Successful Capital Raising

Wellington, New Zealand – December 16, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) Indo-Pacific Energy Ltd today announced the successful completion of its New Zealand capital raising. McDouall Stuart Securities Limited, the lead Manager and organising NZX firm, has advised that the issue was oversubscribed with strong demand from both private and institutional investors.

The company raised approximately US$5.1million (NZ$8 million) offering 4 million shares at the issue price of NZ$2.00 per share. In addition, for every two shares offered, investors will receive one warrant, exercisable at a price of NZ$2.10 at any time up to one year after issue.

Chairman David Newman said “The level of investor interest is a vote of confidence in the company’s upcoming onshore Taranaki drilling and production programme. We are pleased to welcome New Zealand investors to our company and look forward to implementing the coming year’s activities.”

Indo-Pacific has identified a two year timeframe for drilling up to 10 wells, expected to include at least four wells in the first year and up to six wells in year two. The company expects to have an average 30 per cent participation in each well.

The company anticipates it will begin trading on the New Zealand Stock Market (NZSX) in early January, 2004 following listing on the Toronto Venture Exchange (TSXV). The TSXV listing has been delayed until after a special shareholders meeting on 31 December 2003, where the company will change its name to ‘Austral Pacific Energy Ltd’. The name change is necessary in order to eliminate an existing confusion with a similarly named Canadian company.

Approximately 500 New Zealand private investors and three institutions participated in the capital raising. They will join Indo-Pacific’s current shareholders, who number around 7000 and are mainly based in North America. The allotment of securities will occur after Indo-Pacific lists on the TSXV and the company will be writing to acknowledge receipt of applications to all applicants this week.

“The company is now well-funded to carry out its exploration programme,” Mr Newman said. “We are confident of our abilities as a proven oil and gas exploration company, and look forward to delivering value to our current and new investors over the coming years.”

This is not an offer of securities for sale in the United States. Neither the prospectus offering nor the convertible notes will be registered under the United States Securities Act of 1933 and, in the absence of such registration or an applicable exemption, may not be offered or sold in the United States. The securities sold under both offerings will be subject to a minimum four month resale restriction in Canada and a minimum 40 day resale restriction in the United States for the prospectus units and one year for the note units.

CONTACT: Investor Relations : tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.